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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*

                           WESTERBEKE CORPORATION
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                 957547102
                               (CUSIP Number)

John H. Westerbeke, Jr.                         Copy to:
and Westerbeke Acquisition Corporation          Pepe & Hazard LLP
Myles Standish Industrial Park                  Goodwin Square
150 John Hancock Road                           Hartford, CT  06103
Taunton, MA  02780                              (860) 522-5175
(508) 823-7677 Ext. 501                         Attn:  Walter W. Simmers
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                May 1, 2003
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        1 of 6


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.                                                         957547102

      1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
            I.R.S. Identification Nos. of above persons (entities only).
---------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)

                                                                 x

            (b)
---------------------------------------------------------------------------
      3.    SEC Use Only
---------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                   PF
---------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is
            Required Pursuant to Items 2(d) or (e)               -
---------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                 U.S.A
---------------------------------------------------------------------------
Number of            7.      Sole Voting Power                   75,000
Shares Bene-
ficially by          8.      Shared Voting Power                 1,098,250
Owned by Each
Reporting            9.      Sole Dispositive Power              75,000
Person With
                     10.     Shared Dispositive Power            1,098,250
---------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                     1,173,250
---------------------------------------------------------------------------
      12.   Check Box if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)   57.8%
---------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)          IN
---------------------------------------------------------------------------


        2 of 6


CUSIP No.
---------------------------------------------------------------------------

      1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only).
                  (Applied for)              651185050
---------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)
                                                                 x

            (b)
---------------------------------------------------------------------------
      3.    SEC Use Only
---------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                   00
---------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is
            Required Pursuant to Items 2(d) or (e)               -
---------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                 Delaware
---------------------------------------------------------------------------
Number of            7.    Sole Voting Power                             0
Shares Bene-
ficially by          8.    Shared Voting Power                   1,098,250
Owned by Each
Reporting            9.    Sole Dispositive Power                        0
Person With
                     10.   Shared Dispositive Power              1,098,250
---------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                     1,098,250
---------------------------------------------------------------------------
      12.   Check Box if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)           x
---------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)   56.2%
---------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)          CO
---------------------------------------------------------------------------


        3 of 6


Item 1.  Security and Issuer.

      This statement relates to common stock, par value $0.01 (the "Common Stock"), of Westerbeke Corporation (the "Company"). The principal executive offices of the Company are located at Myles Standish Industrial Park, 150 John Hancock Road, Taunton, Massachusetts 02780.

Item 2.  Identity and Background.

      This statement is being filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition"). Acquisition was formed and capitalized by Mr. Westerbeke with Common Stock of the Company for the specific purpose of entering into a merger agreement with the Company pursuant to which the stockholder of Acquisition will become the sole stockholder of the Company.

      Mr. Westerbeke's business address is Westerbeke Corporation, Myles Standish Industrial Park, 150 John Hancock Road, Taunton, Massachusetts 02780. He is the Chairman, President, and chief executive officer of the Company. Mr. Westerbeke is a citizen of the United States of America.

      The business address of Acquisition is Myles Standish Industrial Park, 150 John Hancock Road, Taunton, Massachusetts 02780. Acquisition is a Delaware corporation.

      During the last five years, neither Mr. Westerbeke nor Acquisition has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      On May 1, 2003, Acquisition acquired from Mr. Westerbeke 1,098,250 shares of Common Stock (the "Shares"). The Shares constituted all of the shares of Common Stock beneficially owned by Mr. Westerbeke, other than shares of Common Stock underlying currently exercisable stock options. Acquisition received the Shares from Mr. Westerbeke as a capital contribution in exchange for the issuance to Mr. Westerbeke of 7,400 shares of common stock and 1,090,850 shares of preferred stock of Acquisition. Mr. Westerbeke is the founder of the Company and received the majority of the Shares from the Company in exchange for shares of a predecessor corporation and the balance of the Shares by exercise of options.


        4 of 6


Item 4.  Purpose of Transaction.

      The contribution of the Shares by Mr. Westerbeke to Acquisition is part of a proposed going-private transaction pursuant to which, subject to the approval of the transaction by the Company's stockholders, Acquisition will be merged with and into the Company, stockholders of the Company (other than Acquisition) will receive cash for their shares of Common Stock, and Mr. Westerbeke will become the sole stockholder of the Company. At this time, Mr. Westerbeke is the sole stockholder of Acquisition.

      On March 6, 2003, Brown Brothers Harriman ("Brown Brothers") issued Acquisition a commitment letter pursuant to which Brown Brothers will provide debt financing to Acquisition consisting of a $5,000,000 secured demand line of credit and a $1,000,000 term loan to assist in financing the transaction and the ongoing operations of the Company after the transaction closes. A copy of the commitment letter has been filed pursuant to Item 7 hereof.

      On May 2, 2003, Acquisition and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Corporation"). At the effective time of the merger (the "Effective Time"), the Company's certificate of incorporation and bylaws will be amended so as to contain the terms and provisions of the Acquisition certificate of incorporation and bylaws in effect immediately prior to the Effective Time (other than certain minor provisions). At the Effective Time the director and officers of Acquisition will become the director and officers of the Surviving Corporation. Except for certain excluded shares, at the Effective Time, each issued and outstanding share of Common Stock will be converted into the right to receive cash consideration of $3.00 per share payable upon receipt by the Surviving Corporation of any certificate representing the Company shares. The shares excluded from such payment are shares held by Acquisition, treasury shares, and shares held by persons exercising their dissenters' rights. At the Effective Time, the shares of Acquisition capital stock will be converted into shares of capital stock of the Surviving Corporation. Each share of Acquisition common stock will be converted into a share of the Surviving Corporation's common stock, and each share of Acquisition preferred stock will be converted into a share of the Surviving Corporation's preferred stock. The Surviving Corporation will pay the holders of outstanding options for shares of the Company's stock (other than Mr. Westerbeke) the excess of $3.00 over the option exercise price. Mr. Westerbeke's options will be cancelled. Persons who have exercised their dissenters' rights will be entitled to receive such consideration for their shares of Common Stock as shall be determined under Delaware law.

      The Merger Agreement contains additional terms and conditions, including, among other things, covenants related to the Company's actions prior to the Effective Time, including limiting certain actions, effecting a stockholders meeting and responding to third-party offers; conditions to each party's obligation to effect the merger; terms addressing termination, amendment and waiver; and general contract provisions. In the event the Merger Agreement is terminated in connection with the acceptance by the Company of a third-party proposal or under certain other circumstances, the Company has agreed to pay expenses of up to $75,000 to Mr. Westerbeke.


        5 of 6


      The foregoing description is only a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed pursuant to Item 7 hereof.

      Following the completion of the merger it is expected that the Common Stock will be delisted from trading on the Nasdaq Stock Market (and/or any other exchange or interdealer quotation system on which the securities of the Company may be traded) and the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Act") will be terminated pursuant to Section 12(g)(4) of the Act.

Except as described herein, neither Mr. Westerbeke nor Acquisition has any present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

      The Company has announced that a purported class action lawsuit has been filed naming the Company and its directors as defendants. Mr. Westerbeke has been named as a defendent in his capacity as director and a controlling shareholder. Acquisition, Inc. has not been named as a defendent. The complaint alleges, among other things, that the proposed merger of the Company and Acquisition is being advanced through "unfair procedures" and the consideration offered in the merger is "grossly unfair, inadequate and provides value to [Company] stockholders substantially below the fair or inherent value of the Company" and "does not constitute maximization of stockholder value." The lawsuit seeks to enjoin the proposed merger or, if it is consummated, to recover damages. The Company has stated that it believes that the lawsuit lacks merit and that it intends to vigorously defend the lawsuit.

Item 5.  Interest in Securities of the Issuer

      As of the date hereof there were 1,954,809 shares of Common Stock issued and outstanding. Acquisition beneficially owns 1,098,250 shares of the Company's Common Stock or 56.2% of the Company's outstanding shares of Common Stock. Acquisition has the shared power to vote or direct the voting, and dispose or direct the disposition, of such shares with Mr. Westerbeke who is the sole director and the sole stockholder of Acquisition, and therefore has the shared power to vote or direct the voting, and dispose or direct the disposition, of the Company's outstanding shares of common stock. Mr. Westerbeke also holds options to purchase 75,000 shares of Common Stock which are presently exercisable. Mr. Westerbeke has sole voting and dispositive power with respect to such shares making him the beneficial owner (directly and indirectly through Acquisition) of 1,173,250 shares of Common Stock or 57.8% of such shares.

      Except as described herein, neither Mr. Westerbeke nor Acquisition has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Mr. Westerbeke is the sole director and stockholder of Acquisition. Except as otherwise described herein, neither Mr. Westerbeke nor Acquisition has any contract, arrangement, understanding or relationship with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits

      1.    Joint filing letter.

      2. Commitment letter, dated March 6, 2003, from Brown Brothers Harriman to Westerbeke Acquisition Corporation.

      3. Agreement and Plan of Merger, dated as of May 2, 2003, by and between Westerbeke Corporation and Westerbeke Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on May 5, 2003).


        6 of 6


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                              WESTERBEKE ACQUISITION CORPORATION

                              By /s/ John H. Westerbeke, Jr.   May 12, 2003
                                     --------------------------------------
                                     John H. Westerbeke, Jr.
                                     Its President


                              By /s/ John H. Westerbeke, Jr.   May 12, 2003
                                     --------------------------------------
                                     John H. Westerbeke, Jr.